Filed pursuant to Rule 424(b)(3)

SEC File No. 333-210541

United States Diesel-Heating Oil Fund, LP

58,800,000 Shares

Supplement dated August 8, 2018

To

Prospectus dated April 27, 2018

This supplement contains information, which amends supplements or modifies certain information contained in the Prospectus of United States Diesel-Heating Oil Fund, LP (“UHN”) dated April 27, 2018. Please read it and keep it with your Prospectus for future reference.

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The board of directors of United States Commodity Funds LLC, the general partner of UHN, has determined that UHN could not continue its business and operations in an economically efficient manner due to UHN’s inability to attract sufficient assets, thereby hindering its ability to operate efficiently.

As a result, as of the close of regular trading on the NYSE Arca, Inc. (“NYSE Arca”), on September 6, 2018, UHN will cease accepting orders for Creation Baskets and Redemption Baskets from authorized participants. Trading in the shares of UHN on the NYSE Arca will be suspended prior to the open of the market on September 7, 2018, and beginning on that date, there can be no assurance that there will be a market for the shares. Shareholders may sell their holdings before September 7, 2018 and customary brokerage charges, may apply to such transactions.

On or about September 6, 2018, UHN will begin the process of liquidating its portfolio. As a result, UHN will increase its cash holdings and will no longer be managed in accordance with its investment objective.

The liquidation date for UHN will be September 12, 2018 and the proceeds of the liquidation are scheduled to be sent to all remaining shareholders on or about September 13, 2018. UHN will file a post-effective amendment to the registration statement to terminate the offering of registered and unsold shares of UHN.

For U.S. federal income tax purposes, these distributions will be treated as liquidating distributions and shareholders will recognize gain or loss based on the difference between the amount of cash received as part of the liquidating distribution and their adjusted basis in their shares (taking into account all allocations of income, gain, loss, or deduction for the year of liquidation). Items of income, gain, loss, or deduction recognized as a result of the liquidation of UHN’s portfolio will be allocated for U.S. federal tax purposes to the shareholders. Any other items of income, gain, loss, or deduction not attributable to the liquidation of UHN’s portfolio will be allocated for U.S. federal income tax purposes in accordance with UHN’s general allocation conventions. For further information concerning the U.S. federal income tax consequences of acquiring, holding, and disposing of shares, please review the section titled “U.S. Federal Income Tax Considerations” in the Prospectus. In addition, shareholders are encouraged to consult their own tax advisors concerning the impact of the liquidation of UHN in light of their own unique circumstances.

Notice is being given to the limited partners of UHN (as such term is defined under UHN’s respective Third Amended and Restated Agreement of Limited Partnership dated as of December 15, 2017) that effective as of 5:00 p.m. (prevailing Eastern Time) on September 13, 2018, each of the limited partners shall withdraw entirely from UHN, respectively, without further action. The effect of the withdrawal of all the limited partners of UHN will be dissolution of UHN.